VIA EDGAR

August 27, 2009

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	Old Mutual Funds II
1933 Act File No. 333-160932
CIK No. 0000775180
N-14 filed July 31, 2009

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

Listed below are the responses of Old Mutual Funds II (the “Registrant”) to the comments provided on August 18, 2009, August 19, 2009 and August 26, 2009 regarding the above referenced combined proxy statement and prospectus on Form N-14.  The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1.
With respect to the reorganization of the Old Mutual Columbus Circle Technology and Communications Fund (“Technology and Communications Fund”) into the Old Mutual Focused Fund (“Focused Fund”) and the reorganization of the Old Mutual Growth Fund (“Growth Fund”) into the Focused Fund, discuss those factors set forth in North American Security Trust, 1994 WL 718972 (S.E.C. No-Action Letter) (“NAST No-Action Letter”) as they relate to determining the surviving fund for performance reporting purposes.

In the NAST No-Action Letter, the staff of the Securities and Exchange Commission (“Staff”) addressed the question of whether a surviving or new fund, as a result of reorganization, may use the performance of a predecessor fund.  The Staff emphasized that in making the determination of whether to use the historical performance of the surviving or predecessor fund, “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which…the surviving or new fund most closely resembles.”  The Staff set forth the following non-exclusive factors to consider when comparing the attributes of a surviving or new fund and the predecessor fund:  (1) comparison of the funds’ sub-advisers; (2) comparison of the funds’ investment objectives, policies and restrictions; (3) comparison of the funds’ expense structures and expense ratios; (4) comparison of the funds’ asset size; and (5) comparison of the funds’ portfolio composition.  In addition, the Staff noted:

These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.  We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

Analysis of Proposed Reorganization of the Technology and Communications Fund into the Focused Fund:

Old Mutual Capital, Inc. (“Old Mutual Capital”), as adviser to the Technology and Communications Fund and the Focused Fund (together, the “Funds”), has analyzed the Funds in light of the foregoing factors and proposes that the Focused Fund should be the accounting survivor and that the historical performance of the Focused Fund should be that which is presented post-reorganization.  The analysis undertaken by Old Mutual Capital to arrive at this proposal is presented below:

1. Comparison of the Funds’ management.

Both Funds are advised by Old Mutual Capital, and the Technology and Communications Fund is sub-advised by Columbus Circle Investors (“Columbus Circle”).  It is proposed that Old Mutual Capital, through OMCAP Investors, a division of Old Mutual Capital (“OMCAP Investors”), would continue as adviser to the Focused Fund, which will be the surviving fund.  Thus, the surviving fund will resemble the Focused Fund with respect to fund management, and this factor should weigh toward utilizing the historical financial information and performance of the Focused Fund.

2. Comparison of the Funds’ investment objectives, policies and restrictions.

The investment objectives of the Technology and Communications Fund and the Focused Fund are different. The Technology and Communications Fund seeks to provide investors with long-term capital growth, while the Focused Fund seeks to provide investors with above-average returns over a three to five year market cycle.  Thus, the Focused Fund seeks to provide both capital growth and income over the stated period, and income is only incidental to the Technology and Communications Fund’s investment objective. Both Funds are similar in that they are “non-diversified” funds, meaning that they may own larger positions in a small number of securities than funds that are “diversified.” However, the Funds employ different investment strategies to achieve their respective investment objectives.

To pursue its investment objective, the Technology and Communications Fund normally invests at least 80% of its net assets in equity securities of companies in the technology and communications sectors and may invest in securities of any market capitalization. In addition, the Technology and Communications Fund is “concentrated,” meaning that it will invest 25% or more of its total assets in the industries within the technology and communications sectors.  As of June 30, 2009, the Technology and Communications Fund had 72.65% of its assets invested in such industries.  To pursue its investment objective, the Focused Fund normally invests at least 80% of its net assets in equity securities of any market capitalization, and generally invests in large-capitalization companies that OMCAP Investors believes have sustainable long-term growth prospects but are currently trading at modest valuation.  The Focused Fund is not concentrated in any particular industry or group of industries. Furthermore, while both Funds may invest in small and mid-capitalization companies, the Focused Fund generally invests in large capitalization companies.

It is proposed that post-reorganization, all of the investment objectives, policies and restrictions of the Focused Fund will survive.  Therefore, because all of the investment attributes of the Focused  Fund will survive post-reorganization, this factor should weigh toward utilizing the historical financial information and performance of the Focused Fund.

3. Comparison of the Funds’ load structure, expense structure, and expense ratios.

A tabular comparison of the Funds’ expense structure and expense ratios is presented below.  The data is based on expenses as of March 31, 2009, and determined based on each Fund’s net assets as of March 31, 2009.  Effective July 29, 2009, the expense limits for the Focused Fund’s Class A, Class C and Class Z shares were each reduced by 0.10%.

Fund	Management Fee	Gross Expenses	Expense Limit
Class A	Technology and Communications Fund	0.95%	2.87%	1.70%
Focused Fund	0.75%	2.77%	1.20%
Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.75%	2.07%	1.20%
Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	1.96%	1.20%

Class C	Technology and Communications Fund	0.95%	3.59%	2.45%
Focused Fund	0.75%	7.43%	1.95%
Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.75%	3.40%	1.95%
Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	2.73%	1.95%

Class Z	Technology and Communications Fund	0.95%	1.89%	1.45%
Focused Fund	0.75%	1.46%	0.95%
Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.75%	1.59%	0.95%
Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	1.36%	0.95%

Institutional Class	Technology and Communications Fund	0.95%	1.52%	1.20%
Focused Fund	0.75%	0.99%	0.80%
Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.75%	0.84%	0.80%
Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	0.85%	0.80%

The Focused Fund’s management fee and expense limitations are lower than the Technology and Communications Fund’s management fee and respective expense limitations.  In addition, the Focused Fund’s Class A, Class Z and Institutional Class gross expense ratios are lower than the Technology and Communications Fund’s Class A, Class Z and Institutional Class gross expense ratios, though the Focused Fund’s Class C gross expense ratios are higher than the Technology and Communications Fund’s Class C gross expense ratios.  It is important to note, however, that both Funds’ gross expense ratios as of March 31, 2009 exceed the Funds’ current expense limitations for all share classes, and the Focused Fund’s estimated pro forma gross expense ratios are lower than the Technology and Communications Fund’s gross expense ratios for all share classes.  It is proposed that the Focused Fund’s management fee and expense limitations continue post-reorganization.

The Funds’ load structure is identical and is presented below.  It is proposed that the load structure will not change from that presented below post-reorganization.

CLASS A	CLASS C	CLASS Z	INSTITUTIONAL CLASS
Initial Sales Charge	up to 5.75%	None	None	None

CDSC	None (except on redemptions of certain large purchases held for less than one year)	1.00% on redemption within one year	None	None

Distribution and Service Fees	0.25%	1.00%	None	None

Because the load structure is identical for both Funds and will not change post-reorganization, the dispositive elements for consideration of this factor are the Funds’ management fees and expense ratios.

Management Fee. The Focused Fund’s management fee is less than the Technology and Communications Fund’s management fee, and the Focused Fund’s estimated pro forma management fee more closely resembles the Focused Fund’s management fee as of March 31, 2009.

Expense Ratios. While the Focused Fund’s Class A, Class Z and Institutional Class gross expense ratios post-reorganization more closely resemble the Focused Fund’s Class A, Class Z and Institutional Class gross expense ratios as of March 31, 2009, the Focused Fund’s Class C gross expense ratios post-reorganization more closely resemble the Technology and Communications Fund’s Class C gross expense ratios as of March 31, 2009.  However, it is proposed that the Focused Fund’s expense limitations will continue post-reorganization, and because the Focused Fund’s estimated pro forma gross expense ratios exceed the Focused Fund’s current expense limitations for all share classes, the net expense ratio post-reorganization will be the same as the Focused Fund’s current net expense ratio.

Therefore, because the Focused Fund’s estimated pro forma management fee more closely resembles the Focused Fund’s management fee as of March 31, 2009, and because the Focused Fund’s net expense ratios will survive post-reorganization, this factor should weigh toward utilizing the historical financial information and performance of the Focused Fund.

4. Comparison of the Funds’ asset size.

As of June 30, 2009, the Technology and Communications Fund’s net assets were approximately $112,814,172 million and the Focused Fund’s net assets were approximately $79,240,759 million.  Even though the Focused Fund is smaller than the Technology and Communications Fund, this factor should not weigh in favor of using the Technology and Communications Fund’s historical financial information or performance post-reorganization given (1) the continuity of management of the Focused Fund post-reorganization, and (2) that the investment objectives, policies and restrictions of the Focused Fund are those that will survive post-reorganization.  As discussed above, because these attributes of the Focused Fund will survive post-reorganization, the Focused Fund’s historical financial information and performance should be used post-reorganization so that shareholders in the surviving fund are not be deprived of the historical information of the fund in which they are invested.

5. Comparison of the Funds’ portfolio composition.

Immediately post-reorganization, it is anticipated that approximately all of the Technology and Communications Fund’s holdings will be sold, and the proceeds from the sale will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions. Thus, this factor should weigh toward utilizing the historical financial information and performance the Focused Fund.

6. Conclusion

As discussed above, an analysis of each of the factors set forth in the NAST No-Action Letter weighs in favor of using the historical financial statements and performance of the Focused Fund, and Old Mutual Capital believes that the Focused Fund’s historical financial statements and performance should be used post-reorganization so that shareholders in the Focused Fund are not deprived of information relating to the historical information of the fund in which they are invested.

	Analysis of Proposed Reorganization of the Growth Fund into the Focused Fund:

Old Mutual Capital, as adviser to the Growth Fund and the Focused Fund (together, the “Funds”), has analyzed the Funds in light of the foregoing factors and proposes that the Focused Fund should be the accounting survivor and that the historical performance of the Focused Fund should be that which is presented post-reorganization.  The analysis undertaken by Old Mutual Capital to arrive at this proposal is presented below:

1. Comparison of the Funds’ management.

Both Funds are advised by Old Mutual Capital, and the Growth Fund is sub-advised by Turner Investment Partners, Inc. (“Turner”) and Munder Capital Management (“Munder”).  It is proposed that Old Mutual Capital, through OMCAP Investors, a division of Old Mutual Capital (“OMCAP Investors”), would continue as adviser to the Focused Fund, which will be the surviving fund.  Thus, the surviving fund will resemble the Focused Fund with respect to fund management, and this factor should weigh toward utilizing the historical financial information and performance of the Focused Fund.

2. Comparison of the Funds’ investment objectives, policies and restrictions.

The investment objectives of the Growth Fund and the Focused Fund are different.  The Growth Fund seeks to provide investors with capital appreciation, while the Focused Fund seeks to provide investors with above-average returns over a three to five year market cycle.  Thus, the Focused Fund seeks to provide both capital growth and income over the stated period.  To pursue its investment objective, the Growth Fund normally invests at least 65% of its net assets in equity securities of small and mid-capitalization companies, but primarily invests in mid-capitalization companies that Munder and Turner believe have favorable growth prospects. To pursue its investment objective, the Focused Fund normally invests at least 80% of its net assets in equity securities of any market capitalization, but primarily invests in large capitalization companies that OMCAP Investors believes have sustainable long-term growth prospects but are currently trading at modest valuation.
While both Funds may invest in small and mid-capitalization companies, the Growth Fund generally invests in mid-capitalization companies and the Focused Fund generally invests in large capitalization companies.  Furthermore, the Focused Fund is “non-diversified,” meaning that it may own larger positions in a small number of securities than the Growth Fund, which is “diversified.”  As of June 30, 2009, the Focused Fund held 28 portfolio securities as compared to the 179 portfolio securities held by the Growth Fund on that date.
It is proposed that post-reorganization, all of the investment objectives, policies and restrictions of the Focused Fund will survive.  Therefore, because all of the investment attributes of the Focused Fund will survive post-reorganization, this factor should weigh toward utilizing the historical financial information and performance of the Focused Fund.

3. Comparison of the Funds’ load structure, expense structure, and expense ratios.

A tabular comparison of the Funds’ expense structure and expense ratios is presented below.  The data is based on expenses as of March 31, 2009, and determined based on each Fund’s net assets as of March 31, 2009.  Effective July 29, 2009, the expense limits for the Focused Fund’s Class A, Class C and Class Z shares were each reduced by 0.10%.

	Fund	Management Fee	Gross Expenses	Expense Limit
Class A	Growth Fund	0.81%	7.67%	1.35%
	Focused Fund	0.75%	2.77%	1.20%
	Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.73%	2.33%	1.20%
	Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	1.96%	1.20%

Class C	Growth Fund	0.81%	3.15%	2.10%
	Focused Fund	0.75%	7.43%	1.95%
	Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.73%	3.15%	1.95%
	Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	2.73%	1.95%

Class Z	Growth Fund	0.81%	1.40%	1.10%
	Focused Fund	0.75%	1.46%	0.95%
	Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.73%	1.31%	0.95%
	Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	1.36%	0.95%

Institutional Class	Growth Fund	0.81%	1.48%	0.95%
	Focused Fund	0.75%	0.99%	0.80%
	Focused Fund (Estimated Pro Forma Growth Fund) (Unaudited)	0.73%	0.93%	0.80%
	Focused Fund (Estimated Pro Forma Growth Fund & Technology and Communications Fund) (Unaudited)	0.72%	0.85%	0.80%

The Focused Fund’s management fee and expense limitations are lower than the Growth Fund’s management fee and respective expense limitations.  In addition, the Focused Fund’s Class A and Institutional Class gross expense ratios are lower than the Growth Fund’s Class A and Institutional Class gross expense ratios, though the Focused Fund’s Class C and Class Z gross expense ratios are higher than the Growth Fund’s Class C and Class Z gross expense ratios.  It is important to note, however, that both Funds’ gross expense ratios as of March 31, 2009 exceed the Funds’ current expense limitations for all share classes, and the Focused Fund’s estimated pro forma gross expense ratios are lower or equal to the Growth Fund’s gross expense ratios for all share classes.  It is proposed that the Focused Fund’s management fee and expense limitations continue post-reorganization.

The Funds’ load structure is identical and is presented below.  It is proposed that the load structure will not change from that presented below post-reorganization.

	CLASS A	CLASS C	CLASS Z	INSTITUTIONAL CLASS
Initial Sales Charge	up to 5.75%	None	None	None

CDSC	None (except on redemptions of certain large purchases held for less than one year)	1.00% on redemption within one year	None	None

Distribution and Service Fees	0.25%	1.00%	None	None

Because the load structure is identical for both Funds and will not change post-reorganization, the dispositive elements for consideration of this factor are the Funds’ management fees and expense ratios.

Management Fee. The Focused Fund’s management fee is less than the Growth Fund’s management fee, and the Focused Fund’s estimated pro forma management fee more closely resembles the Focused Fund’s management fee as of March 31, 2009.

Expense Ratios. While the Focused Fund’s Class A and Institutional Class gross expense ratios post-reorganization more closely resemble the Focused Fund’s Class A and Institutional Class gross expense ratios as of March 31, 2009, the Focused Fund’s Class C and Class Z gross expense ratios post-reorganization more closely resemble the Growth Fund’s Class C and Class Z gross expense ratios as of March 31, 2009.  However, it is proposed that the Focused Fund’s expense limitations will continue post-reorganization, and because the Focused Fund’s estimated pro forma gross expense ratios exceed the Focused Fund’s current expense limitations for all share classes, the net expense ratio post-reorganization will be the same as the Focused Fund’s current net expense ratio.

Therefore, because the Focused Fund’s estimated pro forma management fee more closely resembles the Focused Fund’s management fee as of March 31, 2009, and because the Focused Fund’s net expense ratios will survive post-reorganization, this factor should weigh toward utilizing the historical financial information and performance of the Focused Fund.

4. Comparison of the Funds’ asset size.

As of June 30, 2009, the Growth Fund’s net assets were approximately $322,830,336 million and the Focused Fund’s net assets were approximately $79,240,759 million.  Even though the Focused Fund is smaller than the Growth Fund, this factor should not weigh in favor of using the Growth Fund’s historical financial information or performance post-reorganization given (1) the continuity of management of the Focused Fund post-reorganization, and (2) that the investment objectives, policies and restrictions of the Focused Fund are those that will survive post-reorganization.  As discussed above, because these attributes of the Focused Fund will survive post-reorganization, the Focused Fund’s historical financial information and performance should be used post-reorganization so that shareholders in the surviving fund are not be deprived of the historical information of the fund in which they are invested.

5. Comparison of the Funds’ portfolio composition.

Immediately post-reorganization, it is anticipated that approximately all of the Growth Fund’s holdings will be sold, and the proceeds from the sale will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions. Thus, this factor should weigh toward utilizing the historical financial information and performance the Focused Fund.

6. Conclusion

As discussed above, an analysis of each of the factors set forth in the NAST No-Action Letter weighs in favor of using the historical financial statements and performance of the Focused Fund, and Old Mutual Capital believes that the Focused Fund’s historical financial statements and performance should be used post-reorganization so that shareholders in the Focused Fund are not deprived of information relating to the historical information of the fund in which they are invested.

2.
If assets of the Growth Fund or Technology and Communications Fund will be sold in connection with the respective reorganization, for each reorganization disclose the estimated (i) percentage of assets expected to be sold, (ii) total brokerage commissions and other related transaction costs, (iii) brokerage commissions and other related transaction costs on a per-share basis, (iv) total capital gain or loss generated, and (v) capital gain or loss generated on a per-share basis.

The disclosures in Part A of the N-14 and in the notes to the financial statements will be revised as requested.  Specifically, the following language will be included under the section entitled “Introduction – Questions and Answers Regarding the Reorganization – Do the Funds have the Same Investment Objective” of the Growth Fund’s Part A:

While Old Mutual Capital believes that all Growth Fund portfolio holdings as of June 30, 2009 are permissible investments for the Focused Fund, Old Mutual Capital expects that substantially all of the Growth Fund’s portfolio holdings as of June 30, 2009 will be liquidated following the closing of the reorganization.  Whether substantially all of the Growth Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Funds at the time of the reorganization. If the reorganization is approved by shareholders, proceeds from any Growth Fund portfolio holdings liquidations will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions.  Shareholders of the Focused Fund post-reorganization will incur brokerage costs and other transaction costs in connection with any such liquidations.  Old Mutual Capital has estimated that if substantially all of the Growth Fund’s portfolio holdings are liquidated following the closing of the reorganization, related brokerage commissions and other transaction costs will be approximately $391,376.  The amount of brokerage commissions and other transaction costs associated with any such liquidations are dependent upon market conditions and portfolio holdings at the time of the liquidations, and may be higher or lower than the amounts stated above.

The following language will be included under the section entitled “Introduction – Questions and Answers Regarding the Reorganization – What are the Tax Consequences of the Proposed Reorganization” of the Growth Fund’s Part A:

Because substantially all of the portfolio holdings of the Growth Fund as of June 30, 2009 are expected to be sold following the closing of the reorganization, there may be a capital gain or loss associated with such sales. Whether substantially all of the Growth Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Funds at the time of the reorganization. If all such holdings were sold on June 30, 2009, the sales would result in a net capital gain position of $21,916,000 or $0.41 per share, assuming all Growth Fund shareholders as of June 30, 2009 elect to participate in the reorganization and there is no attrition in the number of Focused Fund shareholders as of June 30, 2009.  This amount does not take into account any available capital loss carryovers, current year net realized capital gains or losses, and any net unrealized appreciation or depreciation in the value of the Growth Fund’s investments, which could potentially reduce the amount of the distribution. As of June 30, 2009, it is anticipated that the estimated net capital gain position presented above will be offset in its entirety by available capital loss carryovers. Any capital gains recognized in these sales on a net basis will be distributed to shareholders as capital-gain distributions (to the extent of net realized long-term capital gains) and/or ordinary income dividends (to the extent of net realized short-term capital gains) during or with respect to the year of sale, and such distributions may be taxable to shareholders.  The actual amount of capital gains or losses resulting from the sale of Growth Fund portfolio holdings will differ from the amounts stated above due to changes in market conditions, portfolio composition and market values at the time of sale.

The following language will be included under the section entitled “Introduction – Questions and Answers Regarding the Reorganization – Do the Funds have the Same Investment Objective” of the Technology and Communications Fund’s Part A:

While Old Mutual Capital believes that all Technology and Communications Fund portfolio holdings as of June 30, 2009 are permissible investments for the Focused Fund, Old Mutual Capital expects that substantially all of the Technology and Communications Fund’s portfolio holdings as of June 30, 2009 will be liquidated following the closing of the reorganization.  Whether substantially all of the Technology and Communications Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Funds at the time of the reorganization. If the reorganization is approved by shareholders, proceeds from any Technology and Communications Fund portfolio holdings liquidations will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions.  Shareholders of the Focused Fund post-reorganization will incur brokerage costs and other transaction costs in connection with any such liquidations.  Old Mutual Capital has estimated that if substantially all of the Technology and Communications Fund’s portfolio holdings are liquidated following the closing of the reorganization, related brokerage commissions and other transaction costs will be approximately $135,237.  The amount of brokerage commissions and other transaction costs associated with any such liquidations are dependent upon market conditions and portfolio holdings at the time of the liquidations, and may be higher or lower than the amounts stated above.

The following language will be included under the section entitled “Introduction – Questions and Answers Regarding the Reorganization – What are the Tax Consequences of the Proposed Reorganization” of the Technology and Communications Fund’s Part A:

Because substantially all of the portfolio holdings of the Technology and Communications Fund as of June 30, 2009 are expected to be sold following the closing of the reorganization, there may be a capital gain or loss associated with such sales. Whether substantially all of the Technology and Communications Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Funds at the time of the reorganization. If all such holdings were sold on June 30, 2009, the sales would result in a net capital gain position of $15,624,000 or $1.12 per share, assuming all Technology and Communications Fund shareholders as of June 30, 2009 elect to participate in the reorganization and there is no attrition in the number of Focused Fund shareholders as of June 30, 2009.  This amount does not take into account any available capital loss carryovers, current year net realized capital gains or losses, and any net unrealized appreciation or depreciation in the value of the Technology and Communications Fund’s investments, which could potentially reduce the amount of the distribution. As of June 30, 2009, it is anticipated that the estimated net capital gain position presented above will be offset in its entirety by available capital loss carryovers. Any capital gains recognized in these sales on a net basis will be distributed to shareholders as capital-gain distributions (to the extent of net realized long-term capital gains) and/or ordinary income dividends (to the extent of net realized short-term capital gains) during or with respect to the year of sale, and such distributions may be taxable to shareholders. The actual amount of capital gains or losses resulting from the sale of Technology and Communications Fund portfolio holdings will differ from the amounts stated above due to changes in market conditions, portfolio composition and market values at the time of sale.

3.
Include disclosure in the footnotes to the Fees and Expenses Tables regarding the change to the Focused Fund’s expense limits and that such change causes the expense limits as stated in the Fees and Expenses Tables to not tie to the Ratio of Net Expenses to Average Net Assets.

The footnotes to the Fees and Expenses Tables will be revised as requested.  Specifically, the following disclosure will be included at footnote 6 to the Fees and Expenses Table in each of the Technology and Communications Fund’s and the Growth Fund’s Part A:

Effective July 29, 2009, the Focused Fund’s expense limitations were reduced from 1.30% to 1.20% for Class A shares, 2.05% to 1.95% for Class C shares, and 1.05% to 0.95% for Class Z shares.  As a result, the Net Annual Operating Expenses for the Focused Fund’s Class A, Class C and Class Z shares as shown in the Fees and Expenses Table do not correlate with Ratio of Net Expenses to Average Net Assets as presented in the Financial Highlights.

4.
Confirm whether Old Mutual Capital reserves the right to recapture fees waived and expenses paid on behalf of the Technology and Communications Fund and the Growth Fund pursuant to the expense limitation agreements currently in effect after the reorganizations are completed.

Old Mutual Capital will not seek to recapture fees waived and expenses paid on behalf of the Technology and Communications Fund and the Growth Fund post-reorganization.  Old Mutual Capital will seek to recapture fees waived and expenses paid on behalf of the Focused Fund post-reorganization, pursuant to the terms of the applicable expense limitation agreement(s).

5.
Confirm whether expenses incurred in connection with the reorganizations will be treated as “extraordinary expenses” such that they would be excluded from the expenses covered by the expense limitation agreement.

Expenses incurred in connection with the reorganizations will not be treated as extraordinary expenses and such expenses will be subject to applicable expense limitations.

6.
In the Capitalization section of Part A of Form N-14, provide the net asset adjustment for anticipated reorganization costs.  If the anticipated reorganization costs will not be borne by the Funds due to applicable expense limitations or an other arrangement, so state.

In instances where the anticipated reorganization costs will not be borne by the Funds, the Net Asset Adjustment will be footnoted and will disclose the following:

The Net Asset Adjustment for costs associated with the Reorganization is $0 because these costs will be payable by Old Mutual Capital pursuant to applicable expense limitations.

7.	Confirm whether the Fees and Expenses Tables should reflect audited or unaudited fees.

The Fees and Expenses Tables should reflect audited fees and expenses for those fees and expenses that are not pro forma.  As such, the “unaudited” disclosure will be deleted from the fees and expenses presentations that are not pro forma.

8.
Include disclosure in the “Introduction – Questions and Answers Regarding the Reorganization – Will the Proposed Reorganization Result in Higher Investment Management Fees or Other Fund Expenses” sections of each Part A regarding the date(s) that the management fees and expense limitations were effective.

The following disclosure will be included immediately preceding the table comparing management fees and expense limitations:

The data presented is as of March 31, 2009, but reflects reductions to the expense limitations for the Focused Fund’s Class A, Class C and Class Z shares that took effect on July 29, 2009.

9.	Include disclosure in each Part A regarding management fee breakpoints.

The following disclosure will be included in Part A for the Technology and Communications Fund under the section entitled “Other Information about the Funds – Investment Manager and Investment Advisers – Focused Fund”:

The base management fees for each Fund and the base sub-advisory fee for the Technology and Communications Fund are subject to breakpoint schedules, as presented below:

	Management Fee Breakpoint Asset Thresholds
FUND	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

	Sub-Advisory Fee Breakpoint Asset Thresholds
FUND	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

The following disclosure will be included in Part A for the Growth Fund under the section entitled “Other Information about the Funds – Investment Manager and Investment Advisers – Focused Fund”:

The base management fees for each Fund are subject to a breakpoint schedule, as presented below:

	Management Fee Breakpoint Asset Thresholds
FUND	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Old Mutual Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%

10.	Confirm whether the Technology and Communications Fund’s capital loss carryovers expiring in 2017 as presented comport with those presented in the Annual Report dated March 31, 2009.

The Technology and Communications Fund’s capital loss carryovers expiring in 2017 as presented in Part A and Part B of the N-14 will be revised to reflect the following: $8,243,000.

11.	Explain the intended meaning of the last sentence in paragraph 12 of the Plan of Reorganization.

The last sentence of paragraph 12 of the Plan of Reorganization was included to make clear that shareholders of each of the Growth Fund or the Technology and Communications Fund will incur their own costs, if any, associated with the respective reorganizations.

12.
Include a footnote to the Schedule of Investments stating whether the Growth Fund’s holdings and the Technology and Communications Fund’s holdings are permissible investments for the Focused Fund and whether there are planned sales of the Growth Fund’s holdings and the Technology and Communications Fund’s holdings in connection with the respective reorganization.

Disclosure stating that the Growth Fund’s holdings and the Technology and Communications Fund’s holdings are permissible investments for the Focused Fund will be included (please reference the Registrant’s response to Comment 2 above).  The following footnote will be added to the footnotes to the Growth Fund and Focused Fund’s pro forma Schedule of Investments:

Old Mutual Capital, Inc. expects that substantially all of the Growth Fund’s portfolio holdings will be liquidated following the closing of the reorganization. Whether substantially all of the Growth Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Focused Fund following the closing of the reorganization. Proceeds from the liquidations will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions.

The following footnote will be added to the footnotes to the Technology and Communications Fund and Focused Fund’s pro forma Schedule of Investments:

Old Mutual Capital, Inc. expects that substantially all of the Technology and Communications Fund’s portfolio holdings will be liquidated following the closing of the reorganization. Whether substantially all of the Technology and Communications Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Focused Fund following the closing of the reorganization.   Proceeds from the liquidations will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions.

The following footnote will be added to the footnotes to the Funds’ pro forma Schedule of Investments:

Old Mutual Capital, Inc. expects that substantially all of the Technology and Communications Fund’s and Growth Fund’s portfolio holdings will be liquidated following the closing of the reorganizations. Whether substantially all of the Technology and Communications Fund’s and Growth Fund’s portfolio holdings are sold will depend upon market conditions and portfolio composition of the Focused Fund following the closing of the reorganizations. Proceeds from the liquidations will be used to purchase securities consistent with the Focused Fund’s investment objectives, policies and restrictions.

13.	Include the anticipated costs of the reorganizations in footnote 6 to the financial statements.

The following disclosure will be included at footnote 6 to the financial statements:

The estimated Reorganization costs are approximately $359,000 and are presented as a pro forma adjustment on the Pro Forma Statement of Assets and Liabilities.

14.
Include disclosure in the “Introduction – Questions and Answers Regarding the Reorganization – Will Either Fund Pay for the Proxy Solicitation, Legal and Other Costs Associated with the Proposed Reorganization” regarding anticipated brokerage commissions and other transaction costs associated with the planned sale of assets.

The following disclosure will be included in Part A for the Growth Fund under the section requested:

Costs associated with the Reorganization generally include printing and mailing costs, solicitation costs, legal costs, costs paid to the Funds’ independent registered public accounting firm, brokerage costs associated with the planned sale of the Growth Fund’s assets, and other miscellaneous costs.

The following disclosure will be included in Part A for the Technology and Communications Fund under the section requested:

Costs associated with the Reorganization generally include printing and mailing costs, solicitation costs, legal costs, costs paid to the Funds’ independent registered public accounting firm, brokerage costs associated with the planned sale of the Technology and Communications Fund’s assets, and other miscellaneous costs.

15.	Include disclosure in the footnotes to the Fees and Expenses Tables explaining that expenses incurred in connection with the reorganization are not included.

The Fees and Expenses Tables present data as of March 31, 2009, which is disclosed in the introductory paragraph to the Tables.  For that reason, the Registrant would propose including the requested disclosure after the third sentence in the first paragraph under the section of Part A entitled “Introduction – Comparison of Fees and Expenses.”  Specifically, the following disclosure will be included:

As such, the expenses presented do not include fees and expenses incurred in connection with the proposed Reorganization.

With respect to the foregoing comments, the Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s pre-effective amendment on Form N-14 to be filed on or about August 28, 2009.

On behalf of the Registrant, we appreciate your assistance in connection with this review.  If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7727.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro
Associate General Counsel
OLD MUTUAL CAPITAL, INC.
cc:	Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP